Exhibit 99.1

Contact:  Tony DiLucente

Executive Vice President

and Chief Financial Officer

813-739-3000

MASONITE INTERNATIONAL INC.

ANNOUNCES UNAUDITED SUMMARY FINANCIAL INFORMATION

FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2008

Third Quarter Highlights	Q3 2008	Q3 2007	Increase / (Decrease)
	($ millions)	($ millions)
Net Sales	$453.2	$529.3	(14.4)%
Gross profit	72.1	121.2	(40.4)%
Selling, general and administrative expenses	40.1	50.4	(20.5)%
Operating EBITDA	32.1	70.8	(54.7)%
Adjusted EBITDA	33.1	80.8	(59.0)%

	9/30/2008	6/30/2008
Cash on hand	$208.3	$241.4	$(33.1)
Net debt	2,056.2	2,035.1	21.1
Accounts receivable	307.7	348.2	(40.5)
Inventory	284.5	296.5	(12.0)
Accounts payable and accrued liabilities (excluding accrued interest)	252.6	303.6	(51.0)

MISSISSAUGA, ON, November 28, 2008 – Masonite International Inc. today announced third quarter 2008 sales of $453.2 million, a decline of 14.4% compared to sales of $529.3 million in the third quarter of 2007.  Operating EBITDA decreased 54.7% to $32.1 million from $70.8 million in the third quarter of 2007.

“Masonite’s financial results in the third quarter reflect the extraordinary and unprecedented decline in the U.S. and other housing markets,” said Fred Lynch, President and Chief Executive Officer of Masonite International Inc.  “In response to these challenges, we moved aggressively to right-size our cost structure and business operations, while maintaining a clear focus on delivering the highest value door products to our customers around the world. We continue to work with our bank lenders and bondholders on developing an appropriate capital structure to support our long-term business objectives.”

In the third quarter of 2008, net debt increased by $21.1 million as cash flow was negatively impacted by trade payables terms contraction of $18.1 million relating to Masonite credit concerns and $6.6 million relating to professional advisor and forbearance fees associated with pursuing an amendment to the Company’s Senior Secured Credit Facility.  Excluding these one-time, unusual cash outflows, normalized cash flow was $3.6 million for the quarter.

Sales to external customers from facilities in North America decreased 17.9% to $301.4 million in the third quarter of 2008 from $366.9 million in the third quarter of 2007.  Sales decreased 17.8% in North America excluding the impact of favorable foreign exchange movements.  Sales to external customers from facilities outside of North America, primarily in Western Europe, decreased approximately 6.5% to $151.8 million in the third quarter of 2008 from $162.4 million in the prior year period.  Favorable foreign currency movements provided a $9.2 million positive impact on comparative consolidated sales ($1.2 million in North America and $8.0 million in the rest of world).  Excluding the impact of favorable exchange rates, sales in the Company’s Europe and Other segment decreased 11.5% over the prior year period due to deteriorating market conditions continue, in particular in the United Kingdom, as well as in some parts of Eastern Europe.

Operating EBITDA decreased to $32.1 million in Q3 2008 from $70.8 million in Q3 of 2007 due in large part to lower sales volumes and input cost inflation that have not been fully offset by price increases nor lower selling, general and administration expenses of $10.3 million versus the prior period.

Nine Month Highlights	YTD 2008	YTD 2007	Increase / (Decrease)
	($ millions)	($ millions)
Net Sales	$1,425.4	$1,687.7	(15.5)%
Gross profit	253.3	390.1	(35.1)%
Selling, general and administrative expenses	128.4	157.1	(18.3)%
Operating EBITDA	124.9	233.0	(46.4)%
Adjusted EBITDA	142.6	261.8	(45.5)%

	9/30/2008	12/31/2007
Cash on hand	$208.3	$41.8	$166.4
Net debt	2,056.2	1,910.3	145.9
Accounts receivable	307.7	264.9	42.8
Inventory	284.5	295.8	(11.3)
Accounts payable and accrued liabilities (excluding accrued interest)	252.6	289.4	(36.8)

For the nine months ended September 30, 2008, the Company reported consolidated sales of $1,425.4 million, a decline of 15.5% compared to sales of $1,687.7 million in the first nine months of 2007.  Operating EBITDA decreased 46.4% to $124.9 million from $233.0 million in the first nine months of 2007.

Year to date net debt increased by $145.9 million, influenced heavily by $21.1 million of trade payables terms contraction, $6.8 million for professional and advisor fees and forberance fees associated with pursuing an amendment to the Company’s Senior Secured Credit Facility, $52.2 million repayment resulting from the termination of the Company’s accounts receivable sale facility, and $41.3 million paid for contractually required acquisitions and distributions to minority interest shareholders.

Sales to external customers from facilities in North America decreased 23.3% to $922.6 million in the first nine months of 2008 from $1,203.1 million in the first nine months of 2007.  Approximately $120.0 million of the decline in sales is attributable to sales in geographic regions that The Home Depot moved to a competitor in the second half of 2007.  Sales decreased 16.1% in North America excluding the loss of The Home Depot regions and favorable foreign currency movements.  Sales to external customers from facilities outside of North America, primarily in Western Europe, increased approximately 3.9% to $502.8 million in the first nine months of 2008 from $484.1 million in the prior year period.  Favorable foreign currency movements provided a $50.1 million positive impact on comparative consolidated sales ($13.7 million in North America and $36.4 million in the rest of world).  Excluding the impact of favorable foreign exchange rates, sales in the Company’s Europe and Other segment decreased 3.7% over the prior year period.

Cash flow recap Source (Use) of cash	Q3 2008	YTD 2008
	($ millions)	($ millions)

Operating EBITDA	$32.1	$124.9
Non-cash EBITDA expenses	0.1	1.7
Change in operating working capital	(6.2)	(18.3)
Capital expenditures	(8.2)	(21.7)

	17.8	86.6

Proceeds on disposal of assets	4.3	8.2
Acquisitions	—	(30.5)
Distributions to minority interests	(2.4)	(10.8)
Restructuring payments	(7.1)	(22.5)
Financial and legal advisor payments	(3.0)	(3.2)
Forbearance fees	(3.6)	(3.6)

	5.9	24.1

Cash interest	(19.8)	(102.7)
Termination of AR sales program	—	(52.2)
Cash taxes	(2.6)	(5.0)
Pension funding	(1.3)	(2.1)
FX and other	(3.4)	(7.9)

(Increase) / Decrease in net debt	$(21.1)	$(145.9)

Net debt increased $21.1 million to $2,056.1 million during the quarter. Cash flow from ongoing operations was a source of $17.8 million for the quarter.  The Company completed the sale of a closed site in the UK and used the proceeds to repay debt.  During the third quarter a contractually required distribution to a minority shareholder was made in the amount of $2.4 million.  Payments for severance and termination benefits pursuant to prior facility closures and past and current headcount reductions were $7.1 million in the quarter.  The Company paid cash fees of $3.0 million to the financial and legal advisors engaged in respect of the Company’s current financial situation.  Upon signing of the forbearance agreement in September of 2008, the Company paid fees of $3.6 million.

On a year to date basis, net debt increased $145.9 million.  Ongoing operations generated approximately $86.6 million of cash flow year to date.  Surplus assets from closed facilities were disposed of for proceeds of $8.2 million.  Contractually required acquisitions and distributions used $41.3 million of cash year to date.  Payments in respect of restructuring activities totaled $22.5 million year to date and the Company paid cash fees and forbearance fees of $6.8 million relating to the Company’s current financial situation.  Year to date Masonite has paid $102.7 million of cash interest and $52.2 million was repaid upon termination of the AR sales facility in the second quarter of 2008.

The Company was not in compliance with the financial covenants contained under its senior secured credit agreement as at September 30, 2008.  The Company continues to negotiate with the lenders party to the senior secured credit agreement regarding an amendment to the terms of the agreement and a waiver of the Company’s non-compliance.  To date, no final agreement has been reached and there can be no assurance that an amendment acceptable to the Company and its lenders will be reached in the future.

As previously announced, on November 17, 2008, Masonite entered into a separate forbearance agreement with holders of a majority of the senior subordinated notes due 2015 issued by two of the Company’s subsidiaries. Under terms of the forbearance agreement, which is effective through December 31, 2008, the noteholders executing the forbearance agreement agreed that during such period they will not exercise rights and remedies against the Company solely with respect to the Company’s failure to make the interest payment due on October 15, 2008. The forbearance agreement terminates prior to December 31, 2008 upon certain events. For a description of such events and a copy of the forbearance agreement, please see Masonite International Inc.’s report on Form 6-K dated November 17, 2008 filed with the Securities and Exchange Commission and available at www.sec.gov.

Also as previously announced, Masonite entered into an extension of the forbearance agreement dated September 16, 2008, with its bank lenders on November 25, 2008 and amended its credit facility. This extension provides the Company time to develop a revised business plan for 2009, which the Company believes will serve as the basis of its efforts to create an appropriate capital structure to support Masonite’s long-term business objectives.  The amendment increased the interest rate under the credit agreement by 2%.  The 2% increase is payable in additional indebtedness rather than cash.  For a description of the amendment and forbearance agreement, please see Masonite International Inc.’s report on Form 6-K dated November 28, 2008 filed with the Securities and Exchange Commission and available at www.sec.gov.

Important Information

As a result of current conditions in the credit, currency and housing markets, as well as in the overall economy, the Company will be required to conduct an impairment analysis of goodwill and other intangible assets as of September 30, 2008 in accordance with Generally Accepted Accounting Principles.   Until this process is completed, the Company will not be in a position to issue full financial results for the three and nine months ended September 30, 2008.  This valuation analysis is underway and it is expected that the full financial statements will be filed by December 31, 2008.

Masonite’s financial statements for the quarter and nine month period ending September 30, 2008 have not been finalized. Masonite is required to consider all available information through the finalization of its financial statements and the possible impact of such information on its financial condition and results of operations for the reporting period, including the impact of such information on the complex and subjective judgments and estimates Masonite made in preparing certain of the preliminary information included in this press release which may lead to material differences between the preliminary results of operations described herein and the results of operations presented in Masonite’s subsequent earnings release and between such subsequent earnings release and the results of operations described in Masonite Quarterly Report on Form 6-K for the third fiscal quarter of 2008.

This press release is also available within the “News & Events” section of the Company’s website at www.masonite.com.

Masonite International is a leading global manufacturer of residential and commercial doors, committed to providing the highest value door products to customers in more than 70 countries around the world.

Forward-looking Statements

This press release and other written reports and oral statements made by the Company may include forward-looking statements, all of which are subject to risks and uncertainties.  One can identify these forward-looking statements by their use of words such as  “may”, “might”, “expects”, “plans”, “would”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts.  These statements are likely to address, but may not be limited to, the Company’s strategies relating to growth and cost containment, including facility closures; the Company’s negotiations with lenders under its senior secured credit agreement relating to an acceptable amendment and waiver of that agreement; the Company’s future operations; and ongoing conditions in the door manufacturing and housing industries.  Readers must carefully consider any such statements and should understand that many factors could cause actual results and developments to differ materially from the Company’s forward-looking statements.  These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors disclosed by the Company in its filings from time to time with the United States Securities and Exchange Commission.  No forward-looking statement can be guaranteed and actual future results may vary materially.   Therefore, we caution you not to place undue reliance on our forward-looking statements. The Company disclaims any responsibility to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

This press release contains non-GAAP measures.  In this press release Operating EBITDA is defined as earnings before depreciation and amortization; other expense; interest; income taxes; and non-controlling interest.  Net debt is defined as the sum of long-term debt, current portion of long-term debt and bank indebtedness, less cash and cash equivalents.  Cash flow from ongoing operations is defined as Operating EBITDA plus pension and stock option expense, plus or minus changes in operating working capital, less capital expenditure.  Operating working capital is defined as the sum of accounts receivable, prepaids, inventory, and accounts payable, excluding prepaid and accrued advisor costs relating to the company’s financial situation, accrued interest, accrued restructuring and balances outstanding on the company’s AR sales programs.   These terms are not presentations made under GAAP and are not measures of financial condition or profitability, should not be considered as an alternative to GAAP financial measures, and are unlikely to be comparable to similar measures used by other companies.  A reconciliation of Operating EBIDTA and Adjusted EBITDA to net (loss) income for 2007 is provided at the end of this press release.  A similar reconciliation for 2008 is not available, see “Important Information” above.

Certain figures have been reclassified to conform to the current period basis of presentation.

Reconciliation of Operating and Adjusted EBITDA	Q3 2007	YTD 2007
	($ millions)	($ millions)

Net income (loss)	$(12.8)	$(10.4)
Interest	44.3	134.1
Income taxes (recovery)	(2.4)	(12.4)
Depreciation and amortization	30.4	94.8
Other expense, net	9.3	21.6
Non-controlling interest	2.0	5.3
Operating EBITDA	70.8	233.0

Inventory write-down	0.6	2.0
Receivables transaction charges	1.1	4.4
Stock based compensation	0.5	1.8
Franchise and capital taxes	1.2	3.5
Foreign exchange (gains)	(0.9)	(2.5)
Employee future benefits	0.5	0.8
Recruiting and relocation	1.6	4.3
Unusual and non-recurring	4.4	11.1
Other	1.0	3.4
Adjusted EBITDA	$80.8	$261.8